

Mail Stop 4720

September 28, 2017

Andrew Reich
Executive Vice President, Chief Operating Officer and Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, NY 10005

> **Re:** **Siebert Financial Corp.**
> **Form PRE14C**
> **Filed September 11, 2017**
> **File No. 000-05703**

Dear Mr. Reich:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Please revise your information statement to include Item 14 of Schedule 14A disclosures pursuant to Item 1 of Schedule 14C. This new disclosure should include the disclosures required by Item 14(b) and 14(c)(2). In this regard, specifically disclose the material terms of the Asset Purchase Agreement (including the potential for assuming liabilities and cancellation of common stock issued), a discussion of the background of the transaction and how the price was negotiated and determined, what safeguards might have been taken in light of both parties having a common controlling stockholder, a discussion of the fairness opinion pursuant to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A and financial disclosures pursuant to Item 14 (b)(8),(9) and (11). Additionally include the Fairness Opinion and the Asset Purchase Agreement in the revised filing. See also Instructions 5 and 7(a)(3) to Item 14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Martin H. Kaplan, Esq.